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          SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

           Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934

                              (Amendment No.)*

                                 Mattel Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                  Mandatory Convertible Redeemable Series C
                  Preferred Stock, Par Value $1.00 per share
       ----------------------------------------------------------------
                        (Title of Class of Securities)

                                  577081706
       -----------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D.E. Shaw Investments, L.P.
         13-3470777
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [x]
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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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NUMBER OF         (5)  SOLE VOTING POWER

SHARES                 -0-
                  -------------------------------------------------------------
BENEFICIALLY      (6)  SHARED VOTING POWER

OWNED BY               349,200
                  -------------------------------------------------------------
EACH              (7)  SOLE DISPOSITIVE POWER

REPORTING              -0-
                  -------------------------------------------------------------
PERSON WITH       (8)  SHARED DISPOSITIVE POWER

                       349,200
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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                       349,200
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(10) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **           [ ]
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(11) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
                       1.8%
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(12) TYPE OF REPORTING PERSON **
        BD, PN
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                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

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------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Securities, L.P.
         13-3497780
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
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(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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NUMBER OF         (5)  SOLE VOTING POWER

SHARES                 -0-
                  -------------------------------------------------------------
BENEFICIALLY      (6)  SHARED VOTING POWER

OWNED BY               1,047,600
                  -------------------------------------------------------------
EACH              (7)  SOLE DISPOSITIVE POWER

REPORTING              -0-
                  -------------------------------------------------------------
PERSON WITH       (8)  SHARED DISPOSITIVE POWER
                       1,047,600
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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                       1,047,600
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **     [ ]
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
                       5.4%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **
         BD, PN
-------------------------------------------------------------------------------
                   **SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         David E. Shaw
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                  (a)  [ ]
                                                  (b)  [x]
-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
NUMBER OF         (5)  SOLE VOTING POWER

SHARES                 -0-
                  -------------------------------------------------------------
BENEFICIALLY      (6)  SHARED VOTING POWER

OWNED BY               1,396,800
                  -------------------------------------------------------------
EACH              (7)  SOLE DISPOSITIVE POWER

REPORTING              -0-
                  -------------------------------------------------------------
PERSON WITH       (8)  SHARED DISPOSITIVE POWER

                       1,396,800
-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                       1,396,800
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **    [ ]
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
                       7.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **
         IN
-------------------------------------------------------------------------------
                   **SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

Mattel Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

333 Continental Blvd, El Segundo, CA 90245

ITEM 2(a).  NAME OF PERSON FILING:

D.E. Shaw Investments, L.P. ("InvLP")
D.E. Shaw Securities, L.P. ("SecLP")
David E. Shaw ("David Shaw")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

120 West 45th Street, 39th Floor, Tower 45, New York, NY  10036

ITEM 2(c).  CITIZENSHIP:

InvLP is a limited partnership organized under the laws of the State of Delaware.

SecLP is a limited partnership organized under the laws of the state of Delaware.

David Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Mandatory Convertible Redeemable Series C Preferred Stock, Par Value $1.00 per share (the "Shares")

ITEM 2(e).  CUSIP NUMBER:

577081706

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a) [x]    Broker or dealer registered under Section 15 of the Act

     (b) [ ]    Bank as defined in Section 3(a)(6) of the Act

     (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ]    Investment Company registered under Section 8 of the Investment
     Company Act

     (e) [ ]    Investment Adviser registered under Section 203 of the
     Investment Advisers Act of 1940


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     (f) [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

     (g) [ ]    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
     see item 7

     (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

      (a) Amount beneficially owned:
          InvLP: 349,200 Shares
          SecLp: 1,047,600 Shares
          David Shaw: 1,396,800 Shares

      (b) Percent of class:
          InvLP: 1.8%
          SecLP: 5.4%
          David Shaw: 7.2%
          (based on the 19,320,000 Shares outstanding as of December 31, 1997, as stated by the Company on January 12, 1998)

      (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote

          InvLP:  -0-
          SecLP:  -0-
          David Shaw:  -0-

          (ii)   shared power to vote or to direct the vote

          InvLP;  349,200
          SecLP:  1,047,600
          David Shaw:  1,396,800

          (iii)  sole power to dispose or to direct the disposition of

          InvLP;  -0-
          SecLP:  -0-
          David Shaw:  -0-

          (iv)   shared power to dispose or to direct the disposition of

          InvLP;  349,200
          SecLP:  1,047,600
          David Shaw:  1,396,800

David Shaw owns directly no Shares. By reason of Rule 13d-3 under the Securities Exchange Act of 1934 and by virtue of David Shaw's position as


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President and sole shareholder of D. E. Shaw & Co., Inc., the general partner of
D. E. Shaw & Co., L.P., itself the general partner of InvLP and SecLP, David
Shaw may be deemed to own beneficially 1,396,800 Shares, comprising the 349,200 Shares owned directly by InvLP and the 1,047,600 Shares owned directly by SecLP. Therefore, David Shaw may be deemed to beneficially own approximately 7.2% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 1,396,800 Shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

By signing below D.E. Shaw Investments, L.P., D.E. Shaw Securities, L.P., and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                 February 13, 1998

                                 D.E. SHAW INVESTMENTS, L.P.
                                 By: D.E. SHAW & CO., L.P., as
                                       General Partner
                                 By: /s/ Daniel Fishbane
                                       Managing Director


                                 D.E. SHAW SECURITIES, L.P.
                                 By: D.E. SHAW & CO., L.P., as
                                       General Partner
                                 By: /s/ Daniel Fishbane
                                       Managing Director


                                 DAVID E. SHAW
                                 /s/ Daniel Fishbane
                                 Attorney-in-Fact for David E. Shaw

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                              POWER OF ATTORNEY

                             FOR CERTAIN FILINGS

                     UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934

I, DAVID E. SHAW, hereby make, constitute and appoint each of:

                  Lou Salkind,

                  Stu Steckler,

                  Anne Dinning and

                  Danny Fishbane,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.

Date:  January 14, 1997

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DAVID E. SHAW
/s/ David E. Shaw
New York, New York